# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 16385C104
Title of class of securities: Ordinary Shares, no par value. American Depository Shares, each of which represents twenty Ordinary Shares, no par value
Address of issuer's principal executive offices: Kiryat Atidim, Building 7, Tel Aviv, Israel (L3), 6158002
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0000947871-21-000393
Filed by CIK 0001569821
Persons authorized to receive notices and communications: OrbiMed Israel BioFund GP LP, 5 Hahoshlim St., Building B, 1st Floor, Herzliya Pituach, Israel (L3), 4614001, 972 73 2822600; OrbiMed Israel GP Ltd., 5 Hahoshlim St., Building B, 1st Floor, Herzliya Pituach, Israel (L3), 4614001, 972 73 2822600; Erez Chimovits, 5 Hahoshlim St., Building B, 1st Floor, Herzliya Pituach, Israel (L3), 4614001, 972 73 2822600; Carl L. Gordon, 5 Hahoshlim St., Building B, 1st Floor, Herzliya Pituach, Israel (L3), 4614001, 972 73 2822600

## Reporting persons
- ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP (CIK 0001569821): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 969,807; sole dispositive power 0; shared dispositive power 969,807; aggregate amount beneficially owned 969,807 (4.8% of the class)
- ORBIMED ISRAEL GP LTD. (CIK 0001569590): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 969,807; sole dispositive power 0; shared dispositive power 969,807; aggregate amount beneficially owned 969,807 (4.8% of the class)
- CHIMOVITS EREZ (CIK 0001706399): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 969,807; sole dispositive power 0; shared dispositive power 969,807; aggregate amount beneficially owned 969,807 (4.8% of the class)
- GORDON CARL L (CIK 0001282930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 969,807; sole dispositive power 0; shared dispositive power 969,807; aggregate amount beneficially owned 969,807 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value. American Depository Shares, each of which represents twenty Ordinary Shares, no par value
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: Kiryat Atidim, Building 7, Tel Aviv, Israel (L3), 6158002
Comment: This Amendment No. 5 ("Amendment No. 5") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Israel GP Ltd. ("OrbiMed Israel"), OrbiMed Israel BioFund GP Limited Partnership ("OrbiMed BioFund"), Carl L. Gordon ("Gordon"), and Erez Chimovits ("Chimovits") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on March 26, 2021, as amended by Amendment No. 1 filed with the SEC on January 5, 2023, Amendment No. 2 filed with the SEC on November 15, 2023, Amendment No. 3 filed with the SEC on March 11, 2024, and Amendment No. 4 filed with the SEC on September 16, 2024. This Amendment No. 5 is being filed to report that following the transactions described in Item 5(c) below, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares and, as a result, this Amendment No. 5 is an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Israel, a corporation organized under the laws of Israel.
OrbiMed BioFund, a limited partnership organized under the laws of Israel.
Carl L. Gordon, a United States citizen.
Erez Chimovits, an Israeli citizen.
Residence or business address: 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel 46686.
Present principal occupation or employment:
OrbiMed Israel is the general partner of certain entities more particularly described in Item 6 below.
OrbiMed BioFund is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a Director of OrbiMed Israel.
Erez Chimovits is a Director of OrbiMed Israel.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 20,002,293 ADSs outstanding, which amount includes 19,163,759 ADSs as set forth in the Issuer's Current Report on Form 6-K filed with the SEC on May 27, 2025 and gives effect to the additional 838,534 ADSs that would be outstanding following the exercise of presently exercisable Pre-Funded Warrants and warrants to purchase ADSs held by the Reporting Persons ("Warrants").

As of the date of this filing, OIP, a limited partnership organized under the laws of Israel, holds 131,273 ADSs, 28,817 Warrants, and 809,717 Pre-Funded Warrants, constituting approximately 4.8% of the issued and outstanding ADSs, which represents the same percentage of the outstanding Ordinary Shares. OrbiMed BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP, and OrbiMed Israel is the general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. As a result, OrbiMed BioFund and OrbiMed Israel share the power to direct the vote and disposition of the Shares held by OIP and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP. OrbiMed Israel exercises this investment power through an investment committee comprised of Gordon and Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: On June 18, 2025, OIP sold 1,610,000 ADSs at a price of $1.10 per ADS.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 18, 2025, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP. OrbiMed Israel is the general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. Pursuant to these agreements and relationships, OrbiMed Israel and OrbiMed BioFund have discretionary investment management authority with respect to the assets of OIP. Such authority includes the power of OrbiMed BioFund to vote and otherwise dispose of securities held by OIP. The number of outstanding ADSs attributable to OIP is 131,273 ADSs. Additionally, OIP holds 28,817 Warrants and 809,717 Pre-Funded Warrants. OrbiMed BioFund, pursuant to its authority under the limited partnership agreement of OIP, OrbiMed Israel, pursuant to its authority under the limited partnership agreement of OrbiMed BioFund, and Gordon and Chimovits pursuant to their membership on OrbiMed Israel's investment committee, may each be considered to hold indirectly 131,273 ADSs, 28,817 Warrants, and 809,717 Pre-Funded Warrants.

Registration Rights Agreement

In connection with the Private Placement, OrbiMed BioFund and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP, caused OIP to enter into a Registration Rights Agreement (the "Registration Rights Agreement"), which requires the Issuer to, among other things, file a registration statement on Form F-1 or Form F-3 (subject to the Issuer's eligibility to use each such Form) with respect to the resale of the securities sold in the Private Placement. The Issuer is required to prepare and file such registration statement with the SEC as soon as reasonably practicable, but in no event later than 30 days following the closing of the Private Placement, and to use its commercial best efforts to have the registration statement declared effective as soon as reasonably practicable.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement between Erez Chimovits, Carl L. Gordon, OrbiMed Israel GP Ltd., and OrbiMed Israel BioFund GP Limited Partnership.

2. Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to the Issuer's Current Report on Form 6-K (File No. 001-38807) filed with the SEC on July 25, 2024.
https://www.sec.gov/Archives/edgar/data/1534248/000117891324002290/exhibit_99-4.htm

## Signatures
- ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP: /s/ Carl L. Gordon, Carl L. Gordon/Director (06/23/2025)
- ORBIMED ISRAEL GP LTD.: /s/ Carl L. Gordon, Carl L. Gordon/Director (06/23/2025)
- CHIMOVITS EREZ: /s/ Erez Chimovits, Erez Chimovits (06/23/2025)
- GORDON CARL L: /s/ Carl L. Gordon, Carl L. Gordon (06/23/2025)